1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

April 3, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	UBS Series Funds (“Registrant”)

File No. 811-08767

Dear Ms. Dubey:

This letter responds to comments that you provided to Devon M. Roberson and Austin G. McComb of Dechert LLP in a telephonic discussion on March 14, 2024, with respect to Amendment No. 90 filed under the Investment Company Act of 1940, as amended, on March 4, 2024, to the Registrant’s registration statement (the “Registration Statement”), relating to the Limited Purpose Cash Investment Fund, a series of the Registrant (the “Fund”). We have summarized the comments of the staff of the Securities and Exchange Commission below, followed by the Registrant’s responses.

Prospectus

1.

Comment: The final sentence of the “Explanatory Note” states Part A and Part B of the Registration Statement filed with respect to the Fund is incorporated by reference as filed in Amendment 83. Please hyperlink to the amendment that is incorporated by reference.

Response:  The Registrant will make the requested change in future filings.

*   *   *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Secretary of UBS Series Funds

2